FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 1, 2022

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

NATWEST GROUP PLC

Redemption of Series U Non-Cumulative Dollar Shares

February 1, 2022

NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc) (“NWG”) has given notice to holders of the redemption of the Series U Non-Cumulative Dollar Preference Shares (ADS CUSIP: 639057AA6; ADS ISIN: US39057AA62) (the “Series U Dollar Preference Shares”) pursuant to the capital disqualification event redemption provisions. Accordingly, on March 31, 2022 (the “Redemption Date”), the Series U Dollar Preference Shares, amount outstanding US$1,013,000,000, and the corresponding series of American Depositary Shares (“Series U ADSs”), at the redemption price of US$100,000 per Series U Dollar Preference Share plus accrued dividends for the current dividend period to, but excluding, the Redemption Date, which dividend shall equal $635.94 per Series U Dollar Preference Share.

On the Redemption Date, the depositary for the American depositary receipts evidencing the Series U ADSs will redeem the number of Series U ADSs representing the Series U Dollar Preference Shares being redeemed at a price per Series U ADS reflecting the per share amount received by the depositary upon redemption of the Series U Dollar Preference Shares and the ratio of Series U ADSs to Series U Dollar Preference Shares.

The Series U Dollar Preference Shares will cease to accrue dividends and shall be cancelled and all unmatured dividend coupons and talons (if any) shall become void for any purpose, as from the Redemption Date.

Upon redemption of the Series U Dollar Preference Shares, there will be a loss to CET1 of approximately 16bps based on risk-weighted assets as of September 30, 2021. This arises due to changes in FX rates since the date of issuance of the Series U Dollar Preference Shares.

The Prudential Regulation Authority, which has primary responsibility for the prudential oversight and supervision of NWG, has determined that the Series U Dollar Preference Shares can no longer be included in calculating NWG’s Tier 1 capital on a solo and/or consolidated basis after December 31, 2021 (the “PRA Determination”).

Holders of the Series U ADSs may contact The Bank of New York Mellon (depositary) at telephone number 1 866 241 9317 with any questions; international callers may telephone +001 201 680 6825.

NatWest Group plc:

Treasury Debt Capital Markets & Capital Strategy

Scott Forrest

Tel: +44 (0)7747 455969

NatWest Investor Relations

Paul Pybus

+44 (0) 20 7672 1758

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'would have been', 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for H1 2021, NatWest Group plc's Interim Results for Q3 2021 and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

MAR

This announcement contains information that qualified or may have qualified as inside information in relation to the ADSs as specified above for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Scott Forrest, Head of Treasury Debt Capital Markets & Capital Strategy for NatWest Group plc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	February 1, 2022	By:	/s/ Katie Murray
Name: Katie Murray
Title: Chief Financial Officer

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